April 9, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower Group International, Ltd.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 21, 2014
File No. 001-35834

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter dated April 4, 2014. For your convenience, we set forth in this letter the comments from your letter in bold typeface and include the responses below from Tower Group International, Ltd. (the “Company”).

General

1.	Please amend the filing to identify clearly each separate matter intended to be acted upon. In this regard, we note that the separate matters to be acted on in the table of contents should be listed as separate, numbered proposals and should be introduced as proposals on the relevant pages in disclosure.

Company Response:

The proxy statement has been revised on pages i, ii, 24, 79 and 80 to reflect the staff’s comment.

2.	In your next amended filing, please include the form of proxy card and clearly identify it as being preliminary.

Company Response:

A copy of the form of proxy card which is clearly marked as preliminary is attached to the proxy statement.

The Merger

Background of the Merger, page 24

3.	We note your disclosure on page 25 that after you began to explore strategic alternatives, J.P. Morgan initiated discussions with 14 potential private equity investors, 10 of which had initial meetings with the Company to discuss a capital raising transaction. Please provide the details of these meetings and disclose their results. To the extent you chose not to pursue the alternatives with these parties, you should disclose why.

Company Response:

The proxy statement has been revised on page 25 to reflect the staff’s comment.

4.	We note the Special Committee’s involvement in considering strategic alternatives for the company, including the first offer made by AmTrust. However, in the description of events starting on page 31 with December 29, 2013, there is no disclosure discussing the involvement of the Special Committee in considering AmTrust’s withdrawal of the initial offer and proposal of a new offer at $3 per share. Please expand disclosure to indicate to what extent the Special Committee was involved in consideration of the withdrawal and proposal of the new offer. If it was not involved, please explain why.

Company Response:

The proxy statement has been revised on page 31 to reflect the staff’s comment.

5.	We note your reference on page 32 to “stand-alone projections” discussed at a meeting of the board on January 3, 2014. Please explain what information these projections contained, clarify whether they were different or related to the report given to you by the independent actuarial firm you engaged in August 2013, and disclose whether the stand-alone projections or the information contained in them were provided to J.P. Morgan and BofA Merrill Lynch. If they were not provided to these financial advisors, please explain why.

Company Response:

The stand-alone projections referenced on page 32 of the proxy statement that were discussed at the meeting of the board on January 3, 2014 were provided to both J.P. Morgan and BofA Merrill Lynch. These stand-alone projections are disclosed on page 46 of the proxy statement. The proxy statement has been revised on page 32 to clarify this point.

*    *    *    *

In responding to the staff comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this letter, please call Alexander Dye at (212) 728-8642 or the undersigned at (212) 655-4001.

Very truly yours,

/s/ Elliot Orol Elliot Orol
Senior Vice President, General Counsel & Secretary

cc:	Via E-mail
Alexander M. Dye, Esq.
Willkie Farr & Gallagher LLP